SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 25, 2007
(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
- Investor Relations Release -

Novartis expands portfolio of respiratory medicines by acquiring rights to a novel therapeutic vaccine against nicotine addiction

•                  Therapeutic vaccine CYT002-NicQb acquired from Cytos Biotechnology in worldwide licensing agreement — set to begin Phase III trials in 2008

•                  Phase II data indicate potential for cessation of smoking, particularly in people with high antibody levels following vaccination

•                  Novartis to make upfront payment of CHF 35 million, further payments contingent on development and commercialization milestones, and royalties on net sales

•                  Smoking remains the world’s leading cause of preventable death with about five million smoking-related deaths a year

Basel, April 25, 2007 — Novartis has acquired the exclusive worldwide rights to a novel development compound from Cytos Biotechnology AG that combines elements of medicinal and vaccine technology and has been shown in clinical trials to help smokers overcome their addiction to nicotine.

Phase II trials have indicated that this potentially first-in-class vaccine, called CYT002-NicQb (“NicQb”), has the potential to promote abstinence from smoking in patients who achieved high antibody levels following vaccination. A subsequent study determined the optimal dose for future trials, and this compound is set to enter Phase III trials in late 2008.

Novartis acquired the worldwide development, manufacturing and commercialization rights to NicQb to strengthen its portfolio of medicines to help patients with respiratory diseases such as asthma and the smoking-related chronic obstructive pulmonary disease (COPD).

“This unique compound complements our efforts to provide a range of new treatment options to patients and physicians across a wide range of respiratory diseases,” said Thomas Ebeling, Chief Executive Officer of Novartis Pharma AG. “Smoking remains a cause of many fatal diseases, and vaccine technology represents an important new approach to help people overcome their addiction to nicotine and stop smoking permanently.”

NicQb is one of several therapeutic vaccines being developed by Cytos using its Immunodrug™ technology. Instead of building antibodies to destroy infections like traditional vaccines, these compounds train the immune system to produce antibodies to prevent or treat chronic diseases.

Another Novartis developmental compound, CAD106, was acquired from Cytos in 2001 as a vaccine therapy for Alzheimer’s disease and is currently in Phase I clinical trials.

NicQb acts by inducing the body to develop antibodies — a class of blood proteins generated by the immune system — that bind specifically to nicotine molecules in the bloodstream. The resulting complex is too large to cross the blood-brain barrier, significantly reducing the uptake of this highly addictive substance and preventing the so-called “nicotine high,” a form of stimulation that can cause a significant failure rate in people attempting to quit smoking.

Developing effective and sustainable treatments to help those wanting to stop smoking is critical given World Health Organization estimates that more than 1.3 billion people smoke and that tobacco use remains the world’s leading cause of death1. Smoking is believed to cause more than 80% of deaths from lung cancer and COPD2.

Almost 75% of smokers report that they want to stop but less than 5% are successful, according to a 2004 report from the US Surgeon General3. This low success rate is often blamed on data showing that nicotine is a highly addictive substance and that a withdrawal syndrome appears in patients when tobacco use is stopped characterized by irritability, anger, impatience, and insomnia.

Financial terms of the agreement

Novartis will obtain the worldwide exclusive rights for NicQb and will assume the costs of future development, manufacturing and commercialization. An upfront cash payment of CHF 35 million will be made to Cytos, which may also earn additional payments on achieving defined development and commercialization milestones. Cytos is also eligible to receive royalties on net sales of products commercialized under the agreement. The agreement is subject to customary regulatory approvals.

References

1.               World Heath Organization 2006. “The facts about smoking and health.” Available at: http://www.wpro.who.int/media_centre/fact_sheets/fs_20060530.htm

2.               Smoking statistics: Illness and Death; Fact Sheet No.2 March 2004, ASH (Action on Smoking and Health), National Health Services, UK.

3.               Surgeon General’s Report, USA, 2004.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “set to,” “potential,” “to make,” “contingent,” “potentially,” “will,” “may,” “eligible,” or similar expressions, or by express or implied discussions regarding potential commercialization, potential indications, potential marketing, or future sales of CYT002 or other pipeline products. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the licensing agreement described in this release will receive the necessary regulatory approvals, or that CYT002, or any of our other pipeline compounds or products, will be approved for any indications in any market, or that they will reach any particular sales levels. In particular, management’s expectations regarding these compounds and products could be affected by, among other things, unexpected clinical trial results, including additional analysis of existing clinical data and new clinical data; unexpected regulatory actions or delays or government regulation generally; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; increased government, industry, and general public pricing pressures; and other risks and factors referred to in the Company’s current Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Media Relations

John Gilardi

Novartis Global Media Relations

+41 61 324 3018 (direct)

+41 79 596 1408 (main)

john.gilardi@novartis.com

Michaela Paudler-Debus

Novartis Pharma Communications

+41 61 324 0931 (direct)

+41 61 570 4537 (mobile)

michaela.paudler-debus@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International:
Ruth Metzler-Arnold	+41 61 324 7944
Katharina Ambühl	+41 61 324 5316
Nafida Bendali	+41 61 324 3514
Jason Hannon	+41 61 324 2152
Thomas Hungerbuehler	+41 61 324 8425
Richard Jarvis	+41 61 324 4353

North America:
Ronen Tamir	+1 212 830 2433
Arun Nadiga	+1 212 830 2444
Jill Pozarek	+1 212 830 2445
Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: April 25, 2007	By:	/s/ Malcolm B. Cheetham

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting